03011416

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROOKWOOD ASSOCIATES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Piedmont Center, Suite 205
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Winborne (404) 874-7433
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Ray & Houser, LLP
(Name – *if individual, state last, first, middle name*)

99 West Paces Ferry Road, NW (Address) Atlanta (City) Georgia (State) 30305 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, L.L.C., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Jane E. Ritchie expires 9-16-03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKWOOD ASSOCIATES, L.L.C.

Financial Statements

December 31, 2002 and 2001

(With Report of Independent Accountants)

MillerRay&Houser

Business Advisors &
Certified Public Accountants

Report of Independent Accountants

To the Members
of Brookwood Associates, L.L.C.

We have audited the accompanying balance sheet of Brookwood Associates, L.L.C. as of December 31, 2002, and the related statements of income and changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Brookwood Associates, L.L.C. as of December 31, 2001, were audited by other auditors whose report dated February 25, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brookwood Associates, L.L.C. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Miller Ray & Houser LLP

Atlanta, GA
February 20, 2003

A Member of MacIntyre Sträter International Limited (MSI), A Worldwide Association of Independent Professional Firms

99 West Paces Ferry Road, NW • Atlanta, Georgia 30305
404.365.1400 • Fax 404.365.1410 • e-mail: mrh@mrh-online.com • website: www.mrh-online.com

Brookwood Associates, L.L.C.

Balance Sheets

December 31, 2002 and 2001

	2002	2001
Assets		
Current assets:		
Cash	$ 72,347	$ 44,468
Accounts receivable	290,701	-
Deposits	8,167	8,167
Total current assets	371,215	52,635
Fixed assets, net	48,369	48,195
Total assets	$ 419,584	$ 100,830
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 4,356	$ -
Accrued expenses	-	788
Total current liabilities	4,356	788
Members' equity:	415,228	100,042
Total liabilities and members' equity	$ 419,584	$ 100,830

See report of independent accountants and accompanying notes to financial statements.

BROOKWOOD ASSOCIATES, L.L.C.

Notes to Financial Statements

December 31, 2002 and 2001

(1) <u>Summary of Significant Accounting Policies</u>

Organization and nature of Business
Brookwood Associates LLC (the "Company") was organized on September 1, 2000 pursuant to the provisions of the Georgia Business Corporation Code.

The Company has two classes of membership interests. Class A has no voting rights but shares in the economics of ownership on a pro rata basis with Class B. Class B has full voting power. Owners of Class B interests are called Voting Members.

This Company was owned 100% by Brookwood Broker-Dealer, Inc. who had 1,000 Class B membership interest. Effective January 1, 2001, there was a change of ownership. T. Temple & Co., Inc. was taken in as an equal member who owns another 1,000 Class B membership interest.

The Company provides mergers and acquisitions and financing services to middle-market companies. The Company operates from offices in Atlanta, Georgia and Charlotte, North Carolina.

Revenue Recognition
Revenue is recognized when services have been performed by the Company, as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing.

Accounts Receivable
Accounts receivables are recorded net of an allowance for doubtful accounts established to provide for losses on uncollectible accounts based on management's estimates and historical collection. For the years ended December 31, 2002 and 2001, management does not consider any allowance for doubtful debts necessary. There were no bad debts in the years ended December 31, 2002 and 2001.

Estimates
In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BROOKWOOD ASSOCIATES, LLC

Notes to Financial Statements, Continued

(1) Summary of Significant Accounting Policies continued

Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets that are five and seven years.

Income Taxes

As a limited liability corporation, the Company is taxed under the provisions of the Internal Revenue Code under statutes specific to partnerships. Under these provisions, the Company does not pay federal income taxes on its taxable income; rather, the Members are liable for income taxes on their respective shares of the Company's taxable income.

(2) Fixed Assets

Fixed assets consists of the following:	2002	2001
Furniture and fixtures	$ 17,954	$ 16,353
Computers and office equipment	55,297	42,554
	73,251	58,907
Less accumulated depreciation and amortization	(24,882)	(10,712)
	$ 48,369	$ 48,195

Depreciation expense for the years ended December 31, 2002 and 2001 was $14,170 and $10,712 respectively.

(3) Employee Benefit Plan

The Company has established a pension plan ("Plan") under Section 401(k) of the Internal Revenue Code. All employees are eligible who have reached the age of 21 years and completed one year of service. The Company does not match the contributions made by the employees.

BROOKWOOD ASSOCIATES, L.L.C.

Notes to Financial Statements, Continued

(4) Concentration of Credit risk

The Company performs evaluations of the relative credit standing of the financial institutions with which it maintains deposit relations and limits the amount of exposure with any particular financial institution.

Approximately 78% and 0% of total accounts receivable was due from one customer at December 31, 2002 and 2001, respectively. Approximately 35% of the revenue was generated by two customers in the year ended December 31, 2002 while four customers generated about 67% of the revenue in the year ended December 31, 2001.

(5) Operating Leases

The Company has entered into operating leases for office spaces in Atlanta and Charlotte as well as for its copier. As of December 31, 2002, minimum future rental payments due under the noncancellable operating lease arrangements are as follows:

Year Ending December 31,		Amount
2003	$	117,040
2004		121,536
2005		101,896
2006		74,400
2007		74,400
Thereafter		74,400
	$	563,672

Rental expense incurred under these operating leases was $108,898 and $107,090 for the years ended December 31, 2002 and 2001, respectively.

(6) **Reclassifications**

Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 presentation.

MillerRay&Houser

Business Advisors &
Certified Public Accountants

February 26, 2003

Board of Directors
Brookwood Associates, L.L.C.
5 Piedmont Center
Suite 205
Atlanta, Georgia 30305

Dear Sirs:

In planning and performing our audit of the financial statements of Brookwood Associates, L.L.C., Atlanta, Georgia for the year ended December 31, 2002, we considered its internal control structure to assist us in determining the auditing procedures to be performed. Our consideration of the internal control structure was more limited than would be necessary to express an opinion on the system of internal accounting control.

In connection therewith, no material inadequacies were noted.

Miller Ray & Houser LLP

A Member of MacIntyre Sträter International Limited (MSI), A Worldwide Association of Independent Professional Firms
99 West Paces Ferry Road, NW • Atlanta, Georgia 30305

MillerRay&Houser

Business Advisors &
Certified Public Accountants

February 26, 2003

Board of Directors
Brookwood Associates, LLC
5 Piedmont Center
Suite 205
Atlanta, Georgia 30305

Dear Sirs:

We have reviewed Brookwood Associates, LLC's net capital computation pursuant to section 17(a)-5 of the Securities Exchange Act of 1934 which was previously submitted based on unaudited figures.

	Report as of December 31, 2002	Audited statements December 31, 2002	Difference
Ownership equity	$ 415,228	$ 415,228	$ -
Less: unallowed assets (FF&E, Deposits)	56,536	56,536	-
Net capital	$ 358,692	$ 358,692	$ -

There are no differences between our audit as of and for the year ended December 31, 2002 and the report submitted pursuant to Section 17(a)-5 of the Securities Exchange Act; thus, no changes are necessary.

A Member of MacIntyre Sträter International Limited (MSI), A Worldwide Association of Independent Professional Firms

99 West Paces Ferry Road, NW • Atlanta, Georgia 30305